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                                                         Exhibit 15






November 3, 1997


The Board of Directors
United Stationers Inc.



We are aware of the incorporation by reference in the Registration Statement (Form S-3 and Form S-8) of United Stationers Inc. for the registration of a total of 2,035,243 and 4,100,000 shares, respectively, of its common stock of our report dated October 27, 1997 relating to the unaudited condensed consolidated interim financial statements of United Stationers Inc. that are included in its Form 10-Q for the period ended September 30, 1997.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.






                         /s/Ernst & Young LLP